Exhibit 99.1

Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	30 June 2017

Consolidated statement of cash flows

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
1	Cash flows from operating activities
1.1	Receipts from customers	820	1,832
1.2	Payments for:
	(a) research and development	(16,260)	(52,903)

          - research and development expenditure includes the incremental costs of the MPC-150-IM phase 3 program in advanced chronic heart failure through to and beyond the successful interim analysis announced on 10 April 2017.

	(b) manufacturing commercialisation	(3,384)	(18,455)
	(c) advertising and marketing	—	—
	(d) leased assets	—	—
	(e) staff costs	(1,960)	(8,727)
	(f) other expenses from ordinary activities	(2,996)	(12,032)
	(g) other:
	- intellectual property portfolio expenses	(496)	(2,422)
	- deposit with clinical research organisation in connection with the conduct of the chronic heart failure phase 3 trial, to be returned to Mesoblast on completion of the trial	(2,059)	(6,059)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	88	483
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	(1)	(1)
1.7	Government grants and tax incentives	2,813	2,813
1.8	Other (provide details if material)	—	—
1.9	Net cash from / (used in) operating activities	(23,435)	(95,471)

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
2	Cash flows from investing activities
2.1	Payment to acquire:
	(a) property, plant and equipment	3	(311)
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	—	—
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—
	(a) Security deposits	—	453
2.6	Net cash from / (used in) investing activities	3	142

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
3	Cash flows related to financing activities
3.1	Proceeds from issues of shares	148	61,932
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	(43)	(1,927)
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	105	60,005

		Current quarter	Year to date (12 months)
		US$ '000	US$ '000
4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	69,122	80,937
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(23,435)	(95,471)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	3	142
4.4	Net cash from / (used in) financing activities (item 3.10 above)	105	60,005
4.5	Effect of movement in exchange rates on cash held	(34)	148
4.6	Cash and cash equivalents at end of quarter	45,761	45,761

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Previous quarter
		US$ '000	US$ '000
5	Reconciliation of cash and cash equivalents
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	5,919	46,517
5.2	Call deposits	39,381	22,146
5.3	Bank overdrafts	—	—
5.4	Other (Term deposits)	461	459
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	45,761	69,122

Current quarter
US$ '000
6	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	378
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payment to directors (for the current quarter) = $378k

Current quarter
US$ '000
7	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	—
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 not applicable

		Total facility amount at quarter end	Amount drawn at quarter end
		US$ '000	US$ '000
8	Financing facilities available
Add notes as necessary for an understanding of the position
8.1	Loan facilities	—	—
8.2	Credit standby arrangements	—	—
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

not applicable

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		US$ '000
9	Estimated cash outflows for next quarter
9.1	Research and development	(13,767)
	- research and development expenditure includes the incremental costs of the MPC-150-IM phase 3 program in advanced chronic heart failure.
9.2	Manufacturing commercialisation	(1,262)
9.3	Advertising and marketing	—
9.4	Leased assets	—
9.5	Staff costs	(3,729)
9.6	Other expenses from ordinary activities	(3,081)
9.7	Other (provide details if material):
	(a) Intellectual property portfolio expenses	(400)
9.8	Total estimated cash outflows	(22,239)

*Mesoblast is in advanced negotiations with selected pharmaceutical companies with respect to potential partnering of certain Tier 1 product candidates. If Mesoblast enters into a binding transaction in the next quarter, Mesoblast expects that one effect of the transaction is that its cash reserves are likely to increase. Mesoblast does not make any representation or give any assurance that such a binding transaction will be concluded.

In addition, Mesoblast expects its cash reserves to increase in the next quarter as we expect to receive the following income:

-	royalty income earned on sales of TEMCELL® HS Inj. in Japan, and
-	interest income.

Mesoblast has established an equity facility for up to A$120 million/US$90 million over the next two years, to be used at its discretion to provide additional funds as required.

		Acquisitions	Disposals
		US$ '000	US$ '000
10	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)
10.1	Name of entity	—	—
10.2	Place of incorporation or registration	—	—
10.3	Consideration for acquisition or disposal	—	—
10.4	Total net assets	—	—
10.5	Nature of business	—	—

Compliance statement

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:/s/ Charlie HarrisonDate: 31 July 2017

                                (Company Secretary)

Print name:Charlie Harrison

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.

If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 5